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                             May 4, 2023

       John W. Gamble, Jr.
       Chief Executive Officer
       Equifax do Brasil S.A.
       Avenida Paulista, 1,636
       3rd Floor, Suite 309, Room 1 Bela Vista
       S  o Paulo, Brazil, 01310-200

                                                        Re: Equifax do Brasil
S.A.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed April 13,
2023
                                                            File No. 333-270310

       Dear John W. Gamble:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-4 Filed April 13,
2023

       Background of the Transaction, page 50

   1. We note your response to comment 12. Please revise to include the substance of your response in the
prospectus and provide a detailed description of the valuation model
                                                        (utilizing the
discounted cash flow method), current and historical Boa Vista stock prices and historical trading
trends, premium offered in precedent transactions, comparable companies valuations
and precedent transaction analysis, input from advisors, and other customary information.
 John W. Gamble, Jr.
FirstName
Equifax do LastNameJohn  W. Gamble, Jr.
            Brasil S.A.
Comapany
May  4, 2023NameEquifax do Brasil S.A.
May 4,
Page 2 2023 Page 2
FirstName LastName
EFX's Reasons for the Transaction, page 52

2. We note your amended disclosure and response to comment 13. Please revise to include a list of the negative factors considered by the EFX Board, or if there are none, or the EFX
         Board did not consider any negative factors, please revise to state as much.
       You may contact Scott Stringer at 202-551-3272 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Richard Aftanas